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                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of August 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    A    Form 40-F
                ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No     A
          ------      ----------

      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-     .)

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 August 2003                      FLETCHER CHALLENGE FORESTS LIMITED


                                         /s/ P M GILLARD

                                         P M GILLARD
                                         SECRETARY
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(FLETCHER CHALLENGE FORESTS LOGO)


                                  NEWS RELEASE
================================================================================

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                     FLETCHER CHALLENGE FORESTS TO ANNOUNCE
           PRELIMINARY YEAR END FINANCIAL RESULTS ON 12 SEPTEMBER 2003


Auckland, 28 August 2003 - Fletcher Challenge Forests announced today that the New Zealand Stock Exchange had granted the Company an extension of the date on which it must make its preliminary announcement in respect of the financial year ended 30 June 2003, to 12 September 2003, which is the same date that the Company must make its preliminary announcement under the Australian Stock Exchange listing rules.

In order to finalise the carrying value of the forest crop in its accounts, the Company requires time to consider both the discount rate and the log price series used in its forest crop valuation model, and also information arising from the previously announced forest sale process - all of which are relevant to the Board's estimation of the carrying value of the Company's forests in its financial statements.

The Company is likely to change the discount rate and the log price series used in its forest crop valuation model. These changes will have the effect of aligning the forest estate valuation with current market conditions, and will result in a significant downward adjustment to the carrying value of its forests, reflecting reduced log prices, higher shipping costs and the appreciation of the New Zealand dollar.

The deferral of the preliminary announcement to 12 September 2003 is not intended to be linked to the timing of any future announcement of progress in the forest sale process. The Company continues to target completion of the forest sale process by the end of the calendar year. .../

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TO:        BUSINESS EDITOR            From:              Paul Gillard
                                      Company Secretary & General Counsel

Fax/Email: AUTO                       FLETCHER CHALLENGE FORESTS LTD

                                      Telephone:         64-9-571 9846
                                      Fax:               64-9-571 9872

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

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/...


The NZX waiver granted to Fletcher Challenge Forests was granted on the conditions that Fletcher Challenge Forests make an announcement of the extension by 29 August 2003, including reference to the waiver from the NZX (and these conditions of the waiver) and the reasons for it, and including an explanation of the changes to its forest crop valuation methodology and indicating whether the Board believed that the change in valuation methodology is likely to have a significant effect on the carrying value, and whether that change would be positive or negative.

The Company reaffirms the earnings guidance provided at the time of its half year announcement in February 2003 that operating earnings for the full year to June 2003, prior to unrealised foreign exchange impacts, revaluations and unusual items, are expected to be similar to the $58 million recorded in the prior financial year.



Ends